SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of	CERTIFICATE OF
Kansas City Power & Light Company, et al.	NOTIFICATION
File No. 70-9861

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001, in the above docket (HCAR 27436) (the "Order"). This Certificate reports activity for the calendar quarter ended June 30September 30, 2003. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1.  The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

N/A

2.  The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

N/A

3.  If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

N/A

4.  The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

N/A

5.  The amount and terms of any Short-term Debt issued by Great Plains Energy or Kansas City Power & Light Company during the quarter:

A.     Great Plains Energy outstanding borrowings during the second quarter under a 364-day revolving loan facility ranged from $121-133 million. The borrowings represented eurodollar rate borrowings at an average interest rate of 2.24%. Outstanding borrowings under the revolving facility at June 30, 2003, were $133 million.

B.     Kansas City Power & Light Company borrowings during the second quarter under a 364-day revolving loan facility ranged from $0 - 3.2 million. The borrowings represented eurodollar rate borrowings at an average interest rate of 1.94%. Outstanding borrowings under the revolving facility at June 30, 2003, were $3.2 million.

C.     Commercial paper issued and outstanding during the second quarter by Kansas City Power & Light Company through Bank One ranged from $0-$28.9 million, with an average interest rate of 1.27%. The outstanding balance at June 30, 2003, totaled $16.7 million.

6.  The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:

Guarantor	Subsidiary	Amount	Start	End	Purpose
Great Plains Energy Incorporated (Note 1)	Strategic Energy, L.L.C.	Note 1	5/23/02	undetermined	credit support
Great Plains Energy Incorporated (Note 2)	Strategic Energy, L.L.C.	$2,200,000	Various	9/12/03	credit support
Great Plains Energy Incorporated (Note 3)	Strategic Energy, L.L.C.	Note 3	Note 3	Note 3	credit support
Great Plains Energy Incorporated (Note 4)	Strategic Energy, L.L.C.	$25,000,000	6/11/03	6/9/04	credit support
Great Plains Energy Incorporated (Note 5)	Strategic Energy, L.L.C.	$2,000,000	6/18/03	9/23/03	credit support
Great Plains Energy Incorporated (Note 6)	Strategic Energy, L.L.C.	$54,000	6/30/03	6/30/04	credit support
Great Plains Energy Incorporated (Note 7)	Custom Energy, L.L.C.	$875,000	5/23/03	9/1/03	credit support
KLT Inc. (Note 8)	KLT Gas Inc.	$500,000	6/16/03	undetermined	credit support

Note 1:  On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. This agreement covered $92,101,655 in aggregate principal amount of surety bonds issued on behalf of Strategic Energy. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these surety bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the surety bonds. Also on that date, Strategic Energy and Great Plains Energy entered into a General Agreement of Indemnity with the Federal Insurance Company, covering all bonds to be issued on behalf of Strategic Energy, L.L.C. for the benefit of counterparties from date of agreement into the future. This latter agreement is not limited by dollar amount. The aggregate change in surety bonds issued and outstanding for the second quarter under these agreements was a decrease of $6,077,000 to $55,767,725 at June 30, 2003.

Note 2:  Great Plains Energy increased its direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C. The first increase of $1,500,000 was executed on May 9, 2003, and the second increase in the amount of $700,000 was executed on May 30, 2003, for a total increase in guaranty as shown in the table.

Note 3:  Great Plains Energy executed a guaranty and suretyship agreement, dated as of March 8, 2002, guaranteeing Strategic Energy, L.L.C.'s debts, liabilities and financial obligations under a $25 million letter of credit facility with PNC Bank. The full amount of this facility was reported in the first quarter 2002 Rule 24 Certification. Great Plains Energy executed and delivered a Joinder dated as of August 8, 2002, reaffirming such guaranty and suretyship agreement subsequent to the Third Amendment to Loan Documents. Great Plains Energy executed and delivered a Joinder dated as of March 27, 2003, reaffirming such guaranty and suretyship agreement subsequent to the Fourth Amendment to Loan Documents. The facility expired on May 28, 2003, and all letters of credit previously outstanding under this facility were replaced by letters of credit issued by Great Plains Energy, for the benefit of Strategic Energy, L.L.C., under a Great Plains Energy revolving credit facility. In addition, Great Plains Energy caused the issuance of letters of credit to additional Strategic Energy counterparties under its revolving facility during the quarter. A majority of the letters of credit issued by Great Plains Energy under its revolving credit facility were subsequently replaced under a new revolving credit facility executed by Strategic Energy in June (see Note 4 below). The aggregate change in letters of credit, guaranteed under the PNC facility or issued under the Great Plains Energy facility on behalf of Strategic Energy, in the second quarter was a reduction of $1,525,000 to $2,983,600 as of the end of the quarter.

Note 4:  Great Plains Energy executed a limited guaranty agreement, dated as of June 11, 2003, guaranteeing up to $25 million of Strategic Energy L.L.C.'s debts, liabilities and financial obligations under a revolving and letter of credit facility for up to $95 million with a group of banks. The aggregate usage under this facility was $29,439,240 as of the end of the quarter.

Note 5:  Great Plains Energy renewed its direct guaranty, previously issued, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $2 million to the original amount.

Note 6:  Great Plains Energy renewed its direct guaranty, previously issued, in favor of a counterparty and for the benefit of Strategic Energy, L.L.C., in the amount of $0.054 million to the original amount.

Note 7:  On May 23, 2003, Great Plains Energy caused the issuance of a letter of credit under its own revolving credit facility to a counterparty on behalf of Custom Energy, L.L.C. in the amount of $875,000.

Note 8:  On June 16, 2003, KLT Inc. entered into an Agreement of Indemnity with Traveler's Casualty and Surety Company of America on behalf of KLT Gas Inc. in the amount of $500,000 to support bonds required for heavy equipment road use permits.

7.  The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

N/A

8.  The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

N/A

9.  The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

N/A

10.  A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

          U-6B-2 filed by Strategic Energy, L.L.C., a subsidiary of Great Plains Energy filed April 2, 2003.

          U-6B-2 filed by Great Plains Energy Services Incorporated, a subsidiary of Great Plains Energy filed April 8, 2003.

          U-6B-2 filed by R.S. Andrews Enterprises, Inc., a subsidiary of Great Plains Energy, filed May 9, 2003.

          U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, filed May 29, 2003.

          U-6B-2 filed by Strategic Energy, L.L.C., a subsidiary of Great Plains Energy, filed June 12, 2003.

          U-6B-2 filed by KLT Gas Inc., a subsidiary of Great Plains Energy, filed June 23, 2003.

11.  Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

          The consolidated balance sheets of Great Plains Energy and Kansas City Power & Light Company are incorporated by reference to the quarterly reports on forms 10-Q dated August 13, 2003, in File No. 000-33207 and 001-00707.

          The balance sheet for consolidated KLT Inc. is being filed confidentially pursuant to Rule 104.

S I G N A T U R E

          Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 28, 2003.

Great Plains Energy Incorporated By: /s/Lori A. Wright Lori A. Wright Controller